SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     )*<F1>
                                         -----

                             VIDEOPROPULSION, INC.
                        -------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   92658X109
                              -------------------
                                 (CUSIP NUMBER)

                                251 INFO HIGHWAY
                            SLINGER, WISCONSIN 53086
                                 (262) 644-1000
                        --------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTES AND COMMUNICATIONS)

                                 JULY 10, 2000
                            -----------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                           check the following box o.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                        (Continued on following page(s))

                               Page 1 of 8 Pages

     CUSIP NO. 92658X109                                13D Page  2  of 8 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          CHRIS GOOD

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) o

                                                                         (b) o

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)

          00

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             o

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom

  Number of      7   SOLE VOTING POWER
    Shares              1,059,856

                 8   SHARED VOTING POWER
 Beneficially           0
   Owned by
     Each        9   SOLE DISPOSITIVE POWER
   Reporting
                        1,059,856

    Person      10   SHARED DISPOSITIVE POWER
     With               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,059,856

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             o

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.87%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

ITEM 1    SECURITY AND COMPANY.

          This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of VideoPropulsion, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 251 Info Highway, Slinger, Wisconsin 53086.

ITEM 2    IDENTITY AND BACKGROUND.

          This Statement is being filed by:

          (a)  Chris Good (the "Reporting Person").

          (b) Mr. Good's business address is 251 Info Highway, Slinger, Wisconsin 53086.

          (c) Mr. Good is the Chief Technical Officer of Video Propulsion, Inc. and previously was an officer of Genroco, Inc. (from 1987 to September 30, 1999).

          (d) During the last five years, Mr. Good has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Good has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor is he subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Good is a citizen of the United Kingdom.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No funds were used in connection with the acquisition of the Common Stock being reported in this Schedule 13D. The Common Stock was distributed to the Reporting Person in connection with the spin-off of the Company from Genroco, Inc. executed on July 10, 2000.

                               Page 3 of 8 Pages

ITEM 4    PURPOSE OF TRANSACTION.

          This Schedule 13D is being filed to report the beneficial ownership interest which the Reporting Person has in the Common Stock of the Issuer. The Reporting Person has not previously filed a Schedule 13D since the Issuer filed its registration statement on Form 10SB/A on June 19, 2000 and became an independent reporting company. The Reporting Person is an employee of the Issuer. As such, information with respect to the Reporting Person's purported beneficial ownership of the Common Stock was disclosed in the Company's registration statement on Form 10SB/A. In addition, the Reporting Person has filed a Form 4 pursuant to the filing requirements under Section 16(a) of the Act. Accordingly, the Reporting Person believes that all material information concerning the Reporting Person's beneficial ownership of the Company's Common Stock has been previously disclosed.

          The Reporting Person has no plans or proposals which relate to or would result in the types of transactions set forth in (a) through (j) of Item 4. As noted above, the Reporting Person serves as a director of the Issuer.

ITEM 5    INTEREST IN SECURITIES OF THE COMPANY.

          (a) The Reporting Person beneficially owns 1,059,856 shares of Common Stock (or 5.87%) based upon the number of outstanding shares as of June 30, 2001.

          (b) The Reporting Person has the sole power to vote and the sole power to dispose of all the shares which he owns. Includes 46,320 shares held in an HR-10 plan and 161,364 shares held in the Company's ESOP.

          (c) The Reporting Person has not effected any transactions with respect to the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Reporting Person has pledged some of his shares as collateral under a Personal Line of Credit Agreement (the "Credit Agreement") entered into between the Reporting Person and the bank. The Reporting Person has pledged 280,400 shares of Common Stock under the Credit Agreement. Reference is made to the terms of the agreement as set forth fully in Exhibit 7.1 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          7.1 Personal Line of Credit Agreement between the Reporting Person and the bank.

                               Page 4 of 8 Pages

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2001

                                   /s/ Chris Good
                                   ------------------------------
                                   Chris Good

                               Page 5 of 8 Pages